2728 N. Harwood Street	214.745.5400 office
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Dallas, TX 75201	winstead.com

December 18, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Phunware, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Form 10-Q for the Quarter Ended September 30, 2024
File No. 001-37862

Ladies and Gentlemen:

On behalf of Phunware, Inc. (the “Company”), we hereby provide the following responses to the comment letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 4, 2024, relating to the above-referenced Annual Report on Form 10-K (the “Annual Report”) and Quarterly Report on Form 10-Q (the “Quarterly Report”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Annual Report. For the Staff’s convenience, we have recited the comments in the Staff’s letter below in italics, and set forth the Company’s responses in regular font immediately thereafter.

Form 10-K for the Fiscal Year Ended December 31, 2023

Item 9A. Controls and Procedures., page 100

1.
Please file an amended Form 10-K and at a minimum, address the following:
•
Revise management's conclusion regarding the effectiveness of your disclosure controls and procedures at December 31, 2023. We refer to comment 2 and Appendix A in your September 23, 2024 response letter.
•
The first two paragraphs in the proposed revised disclosures provided in comment 1 to your November 6, 2024 response letter are repetitive. Revise and include such disclosures in your amended Form 10-K.

Response: Upon confirmation that all comments affecting the Annual Report are resolved, the Company will file an amendment (the “Annual Report Amendment”) which amends and restates its disclosures in Item 9A of the Annual Report to disclose that due to material weaknesses in internal control over financial reporting, management has determined that the Company’s disclosure controls and procedures were not effective as of December 31, 2023. The Annual Report Amendment will also include a risk factor containing the disclosure proposed in the Company’s prior November 6, 2024 response letter which the Company will revise to remove repetitive language.

Form 10-Q for the Quarter Ended September 30, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Events & Recent Developments, page 16

2.
We note your disclosure on page 16, which indicates that you are developing a new generative AI-drive software development platform that will "enable businesses to quickly develop and monetize custom mobile app solutions at a lower cost, making them accessible to small and medium-sized businesses." Please define what you mean by artificial intelligence in this context and explain how it is used in your internal systems, current product offerings and in your new software development platform. Explain how such usage may differ from your automation technology that automates processes in your platform.

Response: The “artificial intelligence” (AI) in the context of the Company’s platform will initially be generative pre-trained transformer (GPT) technology. The Company plans to use such artificial intelligence in various contexts within its internal systems, current product offerings and its new software development platform, including the following items:

•
Creator.phunware.com

The Company has created, deployed and is testing creator.phunware.com, an online platform which is the first step in the Company’s new software development platform initiative. This platform will in the future utilize generative AI (initially GPT technology) to simplify the mobile app request, submission, creation, development, customization and completion processes for customers. The platform is designed to include a Sales Companion GPT, a generative AI assistant that will guide customers step-by-step through the onboarding and sales processes, helping guide their decisions in creating, developing, customizing and completing their mobile apps, making them even more intuitive, efficient and less expensive. See also ai.phunware.com.

•
Generative AI Tools for Internal Systems

The Company actively utilizes generative AI tools to streamline its internal processes and workflows for mobile app creation and development. The Company also plans to use predictive AI tools in the future to further enhance these processes. By applying these technologies, the Company will improve the quality and personalization of its mobile apps and drastically reduce the time required to adapt its mobile app development framework to meet specific customer needs. The Company anticipates that these efficiencies will enable it to reduce mobile app development costs significantly and make high-quality customized mobile apps more accessible and affordable for small to medium sized businesses ("SMBs") and enterprises.

•
AI Features and Functionalities for Engagement and Monetization

The Company is also developing AI Personal Concierge features and functionalities to serve as a human-like interface in its mobile apps for its customers and users thereof. This feature is expected to revolutionize user interaction by enhancing engagement and providing SMBs and enterprises with innovative opportunities to further monetize their products and services with users. The Company also intends to develop and include predictive AI features and functionalities in its mobile apps for its customers and to use predictive AI to improve and enhance mobile apps for customer use cases and user personalization.

•
Automation Technology

When the Company engages with a customer on a new mobile app development project, the customer does not access and utilize an automated Company platform to create and develop the app. The Company and the customer will engage in a series of meetings and discussions to agree on the structure of the app and the features and functionalities of the app; many of these items will be specifically identified and listed in the related software license agreement and statement(s) of work for the app. The Company team will initially create and/or assemble the codebase and the configuration files for the app from one or more of its templates; these tasks are not accomplished by automated processes. The Company will then assemble and compile the latest code for the app, set the appropriate code signing for the app, put the app through testing and quality assurance checks and produce and release the app; some of these tasks are accomplished by automated processes, but such automation is not currently accomplished through AI. The Company is leveraging generative AI today in the creation of configuration files by transforming sets of defined inputs into standardized configuration file outputs. In the future, the Company plans to further integrate generative AI into the App Creator process to facilitate collection and evaluation of inputs - such as customer-provided content, branding materials, and other relevant information - and automatically generate the necessary configuration files. We expect this to evolve into largely AI-related automated processes to build the app itself.

3.
Please indicate the products incorporating generative AI technology in your pipeline and the stage of development of each technology. With respect to artificial intelligence, indicate if your algorithms are proprietary or open source, and update your risk factors to reflect the relevant risks.

Response: The following Company platform and products incorporate or are expected to incorporate generative AI technology:

•
Creator.phunware.com: The Company’s foundational online mobile app creator platform has been launched and development is underway for its related Sales Companion GPT to further streamline the customer / user experience with the Company’s platform.

•
Generative AI Tools: ChatGPT and other generative AI tools, models and frameworks (including large language models (LLMs)) for content, video and audio use cases are actively used and continuously refined and enhanced by the Company’s team for its products and strategies, focused on ensuring that it can deliver custom mobile apps faster and at lower cost.

•
AI Personal Concierge: This AI feature is currently in the prototype testing stage for eventual deployment to Company customers; The Company is experimenting with voice user interface, allowing for natural and intuitive communication powered by GPT technology.

•
AI Algorithms: The Company currently leverages and configures proprietary AI algorithms created by other institutions to bring generative AI to develop its products and industry specific use cases. In the future, the Company may also use and build internal core products and services leveraging open source AI technology.

Additionally, the Company refers to comment #6 below with respect to the Staff’s request for the Company to update its risk factors to reflect the relevant risks associated with artificial intelligence.

4.
We note your former CEO's Letter to Shareholders included in your Form 8-K furnished on October 16, 2024, which indicated that the company "targets expansion into the Global Mobile App Market expected to exceed $420 billion by 2028." Please clarify your plans for this expansion. Explain the reasons for highlighting the size of this market by 2028 as compared to the company's expectations for its own growth by 2028.

Response: The Company believes that its generative AI mobile app creator platform will unlock opportunities for businesses of all sizes and across industries to quickly and easily create custom mobile apps through a plug-and-play solution. The Company anticipates its platform will particularly leverage generative AI to empower SMBs to rapidly and cost-effectively build custom mobile apps, reducing production time and costs traditionally reserved for large enterprises. For example, the Company intends to use generative AI as part of its platform generally to write code more quickly and efficiently and to enable creation of assets such as splash screens, icons and graphics; text, images, audio and video (including explanatory and product demo videos); and content (including products and services, descriptions, news articles, social media posts and other marketing materials) for mobile apps at scale. The Company’s use of generative AI is expected to generate innovative mobile apps with more personalized experiences (including recommendations, content and features) for customers and their users.

The Company believes its AI-powered platform will transform its ability to create and sell mobile apps at significantly greater scale to SMBs and enterprises by delivering faster development cycles and significant cost savings and enable it to expand on a much greater scale into the global mobile app market. The Company believes its platform and plans to scale will address expanding (and underserved) global mobile app market segments, enabling SMBs and enterprises across industries within and outside of the U.S. to access and use AI-powered mobile app technology for their use cases.

The market research noted in the Company’s shareholder letter and other research and analysis available to it validates the Company’s strategic shift and progression into AI-facilitated DIY custom mobile app creation, with the global mobile app market projected in that research to reach $322 billion by 2026, $367 billion by 2027, and $421 billion by 2028. The research provides information on the direction of global mobile app market and opportunities which exist in this market and supports the Company’s vision to transition to the new scalable platform; however, the Company has not yet provided specific revenue projections for mobile app sales using the new platform due to uncertainty of the acceptance of its offerings.

The Company believes the decision to transition from a mobile app business model focusing on more customized mobile app development for particular industry verticals such as hotels and healthcare primarily within the U.S. to a business model focusing on an AI-powered scalable "build your own" mobile app platform and global solution for SMBs and other enterprises is a material change in its corporate strategy which is one of the main reasons the Company disclosed this strategic shift in its prior CEO's shareholder letter.

The Company primarily provides mobile applications for specific industries like hospitality and healthcare (large properties) and it intends to continue servicing these important verticals. Expanding globally at scale is a logical and important next step. The Company is also exploring new global market opportunities due to shifting global market conditions and advancements in AI technology. It is too early to predict which of these global initiatives will best drive growth for the Company’s platform, as product-market fit is still being validated. The size of the global mobile app market reflects the relevance and alignment of the Company’s new strategy with a rapidly growing industry, even if its specific growth targets have not yet been defined.

Components of Results of Operations

Operating Expenses

Research and Development, page 20

5.
We note that your research and development expenses are primarily comprised of employee compensation costs and overhead for the period covered by the Quarterly Report on Form 10-Q. Given your new strategic focus on generative AI, and the launch of your new AI-drive SaaS platform in mid 2025, please update your disclosure regarding your investment in AI research and development going forward, as appropriate.

Response: As noted in the Company’s disclosure on page 16 of its Quarterly Report, the commencement of the development of a new generative AI-driven software development platform occurred in October 2024. As of the filing date of the Quarterly Report, this development was in a nascent stage. The Company had not yet determined whether research and development expenses with respect to the implementation of this initiative were to come from additional headcount resources resulting in additional research and development expenses or from existing headcount expenses. The Company continues to evaluate the materiality of research and development expenses and will make additional disclosures in future filings, as warranted.

Risk Factors, page 29

6.
Please expand your risk factor disclosure to address the risks specific to your use of and reliance on artificial intelligence technology.

Response: The Company respectfully acknowledges the Staff’s comment and notes, as outlined above, that the Company was in the early stages of this corporate initiative at the time of filing of its Quarterly Report. At the time of the filing of the Company’s Quarterly Report, the Company believed a specific risk factor with respect to its product initiatives in AI was not material, as the Company was in the early stages of investment in this new line of business. Additionally, it should be noted that the Company has disclosed in its Annual Report, a risk factor on page 16 stating, “Our business strategy is evolving. Investments in new services and technologies may not be successful and may involve pursuing new lines of business or strategic transactions and investments, or dispositions of assets or businesses that may no longer help us meet our objectives. Such efforts may not be successful.” As this corporate initiative continues to evolve, the Company will continue to evaluate its risk factor disclosures relating to the Company’s use of and reliance on artificial intelligence technology and add such tailored risk factor disclosures in future filings, as warranted.

Please be advised that Troy Reisner no longer serves as the Chief Financial Officer of the Company and future correspondence should be directed to the attention of Stephen Chen [schen@phunware.com], Chief Executive Officer and Chris Olive [colive@phunware.com], Chief Legal Officer. If you have any additional questions regarding the above, please contact me by phone at (214) 745-5394 or e-mail at jmcphaul@winstead.com.

Sincerely,

/s/ Jeffrey M. McPhaul
Jeffrey M. McPhaul

Cc:	Stephen Chen (Chief Executive Officer, Phunware, Inc.)
Chris Olive (Chief Legal Officer, Phunware, Inc.)